

Mail Stop 3030

April 15, 2009

<u>Via Facsimile and U.S. Mail</u>

Mr. H. James Serrone
Chief Financial Officer
Torotel, Inc.
620 No. Lindenwood Drive
Olathe, KS 66062

> **Re: Torotel, Inc.**
> **Form 10-KSB for the Fiscal Year Ended April 30, 2008**
> > **Filed July 28, 2008**
> **Form 10-Q for the Quarter Ended December 31, 2008**
> **File No. 333-136424**

Dear Mr. Serrone:

   We have reviewed your response letter dated March 30, 2009 and we have the following additional comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form 10-KSB for the Fiscal Year Ended April 30, 2008</u>

<u>Note B. Inventory, page 30</u>

1.   We note from your response to our prior comments 1 and 2 from our letter dated March 9, 2009 that you are performing an analysis to separate the impact of the transaction

between the prior period and fiscal year 2007. When available, please provide us with a summary of your analysis, including a summary of the impact on your fiscal year 2007 quarterly information. Please note that we will defer evaluation of your request to restate the fiscal 2007 operating results within your April 30, 2009 Form 10-K until such time as you have provided the summary analysis.

Form 10-Q for the Quarter Ended December 31, 2008

Exhibits 32.1 and 32.2

2.   We note that your certifications furnished pursuant to Rule 13a-14(b) of the Exchange Act refers to the quarter ended October 31, 2008. Please amend your January 31, 2009 Form 10-Q to include the entire filing together with a corrected certification.

As appropriate, please amend the appropriate filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or me at (202) 551-3643 if you have questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief